Exhibit 99.1

Safe-T Intends to Acquire Business Proxy Network Cloud Vendor

HERZLIYA, Israel, January 29, 2019 - Safe-T® (NASDAQ, TASE: SFET), a leading provider of software-defined access solutions for the hybrid cloud, announced today that it has signed a non-binding letter of intent (LOI) for the acquisition of a fast-growing Israeli company in the business proxy network solution industry. The purchased company offers extensive experience in cloud services, operating a unique, wholly-owned global proxy network technology used by web intelligence and cyber companies.

The purpose of the acquisition is to combine Safe-T's Software Defined Perimeter (SDP) offering with the purchased company’s globally-located independent cloud-based service, providing Safe-T’s customers with a cloud-based Software Defined Access service for the first time. The joint service will control all incoming access to internal services and outgoing web browsing, allowing Safe-T’s customers to completely hide their location from the outside world. The purchased company is synergetic to Safe-T's operations and could contribute in penetrating new markets and reaching additional customers in various industry segments. The proposed acquisition, if closed, is expected to significantly increase Safe-T’s revenue and may contribute to its cash flow.

Under the terms of the LOI, Safe-T will purchase all of the company’s issued and outstanding shares. The expected payment for the transaction is $9.7 million, which will be paid in a combination of equity and cash. The consideration may include an additional earn-out payment in 2020, subject to the level of increase of the purchased company’s sales during 2019 compared to 2018.

Pursuant to the LOI, the parties will enter into definitive agreements within 40 days, and the closing will take place no later than 45 days thereafter, subject to closing conditions. There is no assurance that definitive agreements will ever be entered into and that the transaction will ever be closed.

About Safe-T Group Ltd.

Safe-T Group Ltd. (NASDAQ, TASE: SFET) is a leading provider of software-defined access solutions which mitigate attacks on enterprises’ business-critical services and sensitive data. Safe-T solves the data access challenge by masking data at the perimeter, keeping information assets safe and limiting access only to authorized and intended entities in hybrid cloud environments. Safe-T enhances operational productivity, efficiency, security, and compliance by protecting organizations from data exfiltration, leakage, malware, ransomware, and fraud. With Safe-T’s patented, multi-layer software-defined access, financial services, healthcare, utility companies and governments can secure their data, services, and networks from internal and external data threats.

Forward-Looking Statements

 This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Safe-T is using forward-looking statements in this press release when it discusses the benefit of using the purchased company’s web service and the contribution of the purchase to Safe-T’s penetration of new markets and reaching additional customers; that if the proposed acquisition closes, it is expected to increase Safe-T’s revenue significantly and may contribute to its cash flow; that the consideration may include an additional earn-out payment; and the timing of entering into definitive agreements and the closing of the transaction, if at all. Because such statements deal with future events and are based on Safe-T’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Safe-T could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Safe-T’s final prospectus filed pursuant to rule 424(b)(4) filed with the Securities and Exchange Commission (“SEC”) on August 20, 2018 and in any subsequent filings with the SEC. Except as otherwise required by law, Safe-T undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

INVESTOR RELATIONS:
Miri Segal-Scharia, CEO

MS-IR LLC
917-607-8654
msegal@ms-ir.com